Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               November 23, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1385
              Floating Rate & Dividend Growth Portfolio, Series 10
                       File Nos. 333-207081 and 811-03763
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 Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with out office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1385, filed on September 22, 2015, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Floating Rate & Dividend Growth Portfolio, Series 10 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

     1. The duration example in the eighth bullet uses a duration of three years. Please confirm that the average weighted duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

      Response: We confirm that the average weighted duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised.

TANDY ACKNOWLEDGMENT

     In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, the Trust acknowledges that:

     1. The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

     2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

     3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren